Exhibit 2

Securities Code: 6242 June 11, 2010

To Those Shareholders with Voting Rights

Junai Saito President and CEO Nihon Spindle Manufacturing Co., Ltd. 2-30, Shioe 4-Chome, Amagasaki-City, Hyogo Prefecture, Japan

NOTICE OF CONVOCATION OF THE 87TH ORDINARY SHAREHOLDERS’ MEETING

[Summary English Translation of Excerpt from

the Convocation Notice of the 87th Ordinary Shareholders’ Meeting]

Nihon Spindle Manufacturing Co., Ltd. (hereinafter referred to as the “Company”) hereby informs you of the 87th Ordinary Shareholders’ Meeting of the Company to be held as follows. You are cordially invited to attend the meeting.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Date and Time:	10 a.m., Tuesday, June 29, 2010

2. Place:	“Oak Room East” (2F) of Hotel HOPINN AMING 4-1, Shioe 1-Chome, Amagasaki-City

3.	Purposes of the Meeting:

[Omitted]

Matters to Be Resolved:

Proposal No. 1:    Approval of Stock Swap Agreement between the Company and Sumitomo Heavy Industries, Ltd.

Proposal No. 2:    [Omitted]

Reference Document for the Shareholders’ Meeting

Proposals and References

Proposal No. 1:      Approval of Stock Swap Agreement between the Company and Sumitomo Heavy Industries, Ltd.

1. Reason for Implementing a Stock Swap

The Company and Sumitomo Heavy Industries, Ltd. (hereinafter referred to as “SHI”) agreed to make the Company a wholly owned subsidiary of SHI and SHI a sole parent company of the Company through a stock swap (hereinafter referred to as “Stock Swap”) and entered into a stock swap agreement as of May 10, 2010.

SHI is the parent company of the Company, which owns 40.50% of the total voting rights (including indirect holdings).

After SHI became the parent company in October 2007, both companies have worked to create business synergies.

However, since that time the business environment has rapidly changed and market competition has become more intense as a result of the global economic downturn that began in the second half of the fiscal year ended March 31, 2009. In order to counter such changes, the Company is being asked to further expand its global presence and strengthen its product capabilities by its shareholders.

In these circumstances, the Company determined that it would be indispensable for the Company to actively utilize the technical development capabilities and global business network of SHI in order to set it on a growth trajectory.

The Company believes that its conversion into a wholly owned subsidiary of SHI will help it strengthen its operating foundation, achieve long-term growth, and will ultimately lead to improving the corporate value of the entire SHI Group.

The Company therefore intends to meet the expectations of its shareholders, who will hold SHI shares in the near future, through the improvement of the corporate value of the entire SHI Group.

2. Details of Stock Swap Agreement

Stock Swap Agreement (Copy)

Sumitomo Heavy Industries, Ltd. (Address: 1-1, Osaki 2-Chome, Shinagawa-ku, Tokyo, Japan; hereinafter referred to as “SHI”) and Nihon Spindle Manufacturing Co., Ltd. (Address: 2-30, Shioe 4-Chome, Amagasaki City, Hyogo Prefecture, Japan; hereinafter referred to as “Nihon Spindle”) shall enter into a stock swap agreement (hereinafter referred to as “This Agreement”) as follows.

Article 1 (Stock Swap)

SHI and Nihon Spindle shall make Nihon Spindle a wholly owned consolidated subsidiary of SHI and SHI a sole parent company of Nihon Spindle through a stock swap (hereinafter referred to as “Stock Swap”) in accordance with the terms and conditions of This Agreement.

Article 2 (Number of Shares to Be Allocated for the Stock Swap and Share Allocation Associated therewith)

1.	SHI shall deliver, instead of Nihon Spindle’s shares of common stock, the shares of SHI common stock, which are equivalent to the number resulting from the total number of Nihon Spindle’s shares held by each shareholder multiplied by 0.38, to each of Nihon Spindle’s shareholders (excluding SHI) recorded in the register of shareholders just before the time when SHI would obtain all the shares issued of Nihon Spindle through the Stock Swap.

2.	In implementing the Stock Swap, SHI shall allocate the shares of SHI common stock at the rate of 0.38 share of SHI common stock for every one share of Nihon Spindle common stock to Nihon Spindle’s shareholders (excluding SHI) who will be subject to the allocation under the preceding item.

3.	In case of fractional shares less than one share with regard to the number of shares of SHI common stock that must be allocated to Nihon Spindle’s shareholders (excluding SHI) who will be subject to the allocation under item 1 in case of item 1 above, SHI shall handle the issue in accordance with Article 234 of the Companies Act (2005 Law No. 86, including the subsequent revisions thereto).

Article 3 (Amounts of Capital and Reserves of the Sole Parent Company)

The amounts of capital and reserves of SHI to be increased through the Stock Swap shall be as follows:

i)	Capital: ¥0

ii)	Capital reserves: An amount to be separately determined by SHI in accordance with Article 39 of the Company Accounting Regulations (2006 ministerial ordinance No. 13 of the Ministry of Justice, including the subsequent revisions thereto).

iii)	Retained earnings reserves: ¥0

Article 4 (Effective Date of the Stock Swap)

The day on which the Stock Swap comes into effect (hereinafter referred to as “Effective Date”) shall be October 1, 2010. Provided, however, that the Effective Date may be modified through prior consultations and upon mutual consent by and between SHI and Nihon Spindle if circumstances require due to the necessity on procedural grounds for the Stock Swap or any other reason.

Article 5 (Approval of Stock Swap Agreement)

1.	SHI shall conduct the Stock Swap as per the provisions in Article 796, Item 3 of the Companies Act, without requiring approval at a shareholders’ meeting for This Agreement, which is set forth in Article 795, Item 1, of said Act, from its shareholders. Provided, however, that in case any dissenting shareholder who holds the number of shares specified in Article 796, Item 4 of the Companies Act and Article 197 of the Enforcement Regulations of the Companies Act (2006 ministerial ordinance No. 12 of the Ministry of Justice, including the subsequent revisions thereto) has sent a notice of disapproval to SHI, SHI shall hold a shareholders’ meeting before the day preceding the Effective Date to request a resolution on approval of This Agreement and other matters that are necessary for the Stock Swap.

2.	Nihon Spindle will request a resolution on approval of This Agreement and other matters that are necessary for the Stock Swap at the ordinary shareholders’ meeting to be held in June 2010.

3.	The procedures set forth in the preceding two items may be modified through prior consultations and upon mutual consent by and between SHI and Nihon Spindle if circumstances require due to the necessity on procedural grounds for the Stock Swap or any other reason.

Article 6 (Duty of Care)

SHI and Nihon Spindle shall execute, manage and administer their operations, respectively, with the due care of a good manager during the period between the conclusion of This Agreement and the Effective Date. In case either party intends to take or make an act or action that might affect the terms and conditions of the Stock Swap, or might affect significantly any transaction or any of its other properties, rights or obligations, or might considerably deteriorate future profit/loss conditions, SHI and Nihon Spindle shall take or make such an act or action through prior consultations and upon mutual consent by and between the parties, unless a prior consent in writing is given by the other party.

Article 7 (Alternation of Condition and Cancellation)

Should a significant change in financial position or business performance of SHI or Nihon Spindle occur during the period between the conclusion of This Agreement and the Effective Date, or any situation arise that might become a serious obstacle in executing the Stock Swap, the other party may cancel This Agreement and both SHI and Nihon Spindle may alternate any of the terms and conditions of the Stock Swap through consultations and upon mutual consent by and between the parties.

Article 8 (Validity of This Agreement)

This Agreement shall lose effect and become invalid in case the approval of This Agreement cannot be obtained either at the SHI shareholders’ meeting, which is set forth in the proviso of Article 5, Item 1, of This Agreement, or at Nihon Spindle’s ordinary shareholders’ meeting, which is set forth in Article 5, Item 2, of This Agreement, or an approval of the authorities concerned, the necessity of which acquisition prior to the Effective Date is stipulated in the relevant laws and/or regulations, cannot be obtained before the arrival of the Effective Date. In this case, SHI and Nihon Spindle shall assume no responsibility for the invalidation of This Agreement with each other.

Article 9 (Court of Competent Jurisdiction Agreed)

All judicial disputes or controversies arising out of or in connection with This Agreement shall be settled by the Tokyo District Court as the exclusive jurisdictional court agreed for a first trial.

Article 10 (Matter through Consultations)

In case of any matter not specified in This Agreement or if any doubt arises out of or in connection with This Agreement, SHI and Nihon Spindle shall make best efforts to reach an amicable solution after bona fide consultations between the parties.

IN WITNESS WHEREOF, This Agreement has been executed in duplicate as of the date below, one each of which shall be held by each party after being signed and sealed by the duly authorized representatives of both parties.

May 10, 2010
SHI:
Yoshinobu Nakamura, President and CEO
Sumitomo Heavy Industries, Ltd.
1-1 Osaki 2-Chome, Shinagawa-ku, Tokyo

Nihon Spindle:
Junai Saito, President and CEO,
Nihon Spindle Manufacturing Co., Ltd.
2-30 Shioe 4-Chome, Amagasaki-City, Hyogo Prefecture

3.	Reasonableness of the Consideration of Stock Swap

1)	Matters regarding the reasonableness of the total number of the consideration of stock swap

In order to ensure the fairness and appropriateness of the stock swap ratio associated with the Stock Swap, the Company employed the services of Nomura Securities Co., Ltd. (hereinafter referred to as “Nomura Securities”) and SHI employed the services of Daiwa Securities Capital Markets Co. Ltd. (hereinafter referred to as “Daiwa Securities CM”) to act as independent third parties for the calculation.

Nomura Securities calculated the stock swap ratio for SHI using three methods; the market price analysis, the comparable companies analysis, and the discounted cash flow analysis (hereinafter referred to as the “DCF analysis”). The market price analysis for calculating the stock swap ratio was adopted as market price information for SHI is available (after considering stock market trading conditions, the closing stock price on May 7, 2010, the average stock price for the period between April 28, 2010, which represents the date following the day that SHI announced revisions to its earnings and year-end dividend forecast, and May 7, 2010, the five-day average stock price for the period between April 27, 2010 and May 7, 2010, the average stock price for the period between April 19, 2010, which represents the date following the day that the Company announced revisions to its earnings forecast, and May 7, 2010, the one-month average stock price for the period between April 8, 2010 and May 7, 2010, the three-month average stock price for the period between February 8, 2010 and May 7, 2010, and the six-month average stock price for the period between November 9, 2009 and May 7, 2010 was utilized). Next, the comparable companies analysis was adopted to calculate the stock swap ratio because the selection of companies similar to SHI was possible. Finally, the DCF analysis was adopted to calculate the stock swap ratio by reflecting future business activity conditions of SHI into the analysis.

Similarly for the Company, Nomura Securities calculated the stock swap ratio using three methods; the market price analysis, the comparable companies analysis, and the DCF analysis. The market price analysis was adopted as market price information for the Company is available (after considering stock market trading conditions, the closing stock price on May 7, 2010, the average stock price for the period between April 28, 2010, which represents the date following the day that SHI announced revisions to its earnings and year-end dividend forecast, and May 7, 2010, the five-day average stock price for the period between April 27, 2010 and May 7, 2010, the average stock price for the period between April 19, 2010, which represents the date following the day that the Company announced revisions to its earnings forecast, and May 7, 2010, the one-month average stock price for the period between April 8, 2010 and May 7, 2010, the three-month average stock price for the period between February 8, 2010 and May 7, 2010, and the six-month average stock price for the period between November 9, 2009 and May 7, 2010 was utilized). Next, comparable companies analysis was adopted because the selection of companies similar to the Company was possible. Finally, the DCF analysis was adopted to calculate the stock swap ratio by reflecting future business activity condition of the Company into the analysis.

The following table represents the output of the three calculation methods utilized to generate the ratio for the number of SHI common stock that would be equivalent to a single share of the Company’s common stock.

Valuation Method	Valuation Ranges for Stock Swap Ratio
Market Price Analysis	0.270 ~ 0.287
Comparable Companies Analysis	0.276 ~ 0.430
DCF Analysis	0.355 ~ 0.416

Nomura Securities also utilized information provided by both SHI and the Company, as well as publicly available information to calculate the stock swap ratio. The information that Nomura Securities used was assumed to be complete and accurate and they themselves did not verify the completeness and accuracy of such information. In regards to the assets and liabilities of both companies and their respective affiliate companies (including contingent liabilities), Nomura Securities did not evaluate, appraise or assess this information, nor did it hire a third-party to evaluate or appraise such information. This includes carrying out any analysis or valuation of each individual asset or liability of the respective companies. Further, Nomura Securities worked under the assumption that the financial forecasts of SHI and the Company were calculated by the management team of both companies in a reasonable manner using the best available information and judgment at the time such forecasts were made.

Daiwa Securities CM calculated the stock swap ratio using two methods; the market price analysis, and the DCF analysis. The market price analysis for calculating the stock swap ratio was adopted because stock price information for SHI and the Company is available (with May 7, 2010 being set as the date of record for the calculation, the closing stock price on the record date, the average stock price for the period between April 28, 2010, which represents the date following the day that SHI announced revisions to its earnings and year-end dividend forecast, and the date of record, the average stock price for the one-month period prior to the date of record, and the average stock price for the three-months period prior to the date of record was utilized). In addition to this method, the DCF analysis, which reflects future business activity conditions of SHI and the Company in the analysis, was adopted to calculate another stock swap ratio.

The following table represents the output of the two calculation methods utilized to generate the ratio for the number of SHI common stock that would be equivalent to a single share of the Company’s common stock.

Valuation Method	Valuation Ranges for Stock Swap Ratio
Market Price Analysis	0.269 ~ 0.288
DCF Analysis	0.311 ~ 0.432

Daiwa Securities CM utilized information provided by both SHI and the Company, as well as publicly available information to calculate the stock swap ratio. The information that Daiwa Securities CM used was assumed to be complete and accurate and they themselves did not verify the accuracy, reliability, completeness or reasonableness of such information. In regards to the assets and liabilities of both companies and their respective affiliate companies (including off-the-book assets and liabilities and other contingent liabilities), Daiwa Securities CM did not evaluate, appraise or assess this information, nor did it hire a third-party to evaluate or appraise such information. This includes carrying out any analysis or valuation of each individual asset or liability of the respective companies. Further, Daiwa Securities CM worked under the assumption that the business plans and financial forecasts of SHI and the Company were produced by the management team of both companies in a reasonable manner, after due process based on the best forecast and judgment currently possible.

Please note that the results of the valuation generated by Daiwa Securities CM do not represent an opinion regarding the fairness or appropriateness of stock swap ratio associated with the Stock Swap.

SHI and the Company carefully reviewed the analysis results of each independent third-party valuation company and also reviewed the financial conditions, business performance trends, and stock price movements of each other. After prudent deliberation and discussion, the board of directors of SHI and the Company concluded that the stock-swap ratio specified in the following table is appropriate and that the Stock Swap would be beneficial for both sets of shareholders. Further, both boards of directors, at their respective board meetings held on May 10, 2010, agreed and passed a resolution on the stock swap ratio associated with the Stock Swap. On the same day, both board of directors executed the Stock Swap Agreement.

Please note that SHI and the Company may modify the stock swap ratios stated above upon mutual consent if a significant change occurs in the original basis of the calculations of such ratios.

	The Company (Wholly Owned Subsidiary)	SHI (Sole Parent Company)
Stock Swap Ratio	1	0.38

2)	Reasonableness of amounts of capital and reserves of SHI

The amounts of capital and reserves of SHI to be increased through the Stock Swap are as follows:

i)	Capital: ¥0

ii)	Capital reserves: An amount to be separately determined by SHI in accordance with Article 39 of the Company Accounting Regulations.

iii)	Retained earnings reserves: ¥0

Given the capital policy of the sole parent company, the above amounts of capital and reserves are deemed reasonable.

3)	Reason for having selected SHI shares as the consideration of stock swap

The selection of SHI shares as a consideration of stock swap took into account the following factors: i) the shares of SHI are deemed to have liquidity as they are listed on financial instruments exchanges, and ii) the Company’s shareholders will be able to benefit from the synergies created by establishing the relationship between the sole parent company and a wholly owned subsidiary due to the Stock Swap if they receive SHI shares.

4)	Precautions to ensure that the interests of the Company’s shareholders are not prejudiced

In studying the Stock Swap, both companies determined, at meetings of their respective board of directors, that they would separately request different independent third parties for the calculation of the stock swap ratios in order to ensure the fairness and appropriateness of the stock swap ratio associated with the Stock Swap as SHI owns 40.50% of the total voting rights of the Company (including indirect holdings). Both companies also determined to utilize the stock swap ratio that was agreed upon as a result of negotiations and deliberations in reference to the results of calculations for the Stock Swap.

Furthermore, the one external auditor of the Company that also holds the role of auditor at SHI did not participate in the board meeting of the Company held on May 10, 2010, from the viewpoint of avoiding potential conflicts of interest.

In addition, the Company received legal advice from its legal advisor, Kumagai & Tanaka, in regards to decisions and other matters relating to the Stock Swap.

4. Reference matters concerning the Consideration

1)	Articles of Incorporation of SHI

The provisions of the Articles of Incorporation of SHI are as stated in Appendix 1 (pages 8-12).

2)	Method for converting the consideration of stock swap into money

The shares of SHI are traded on the first section of both the Tokyo Stock Exchange and Osaka Securities Exchange.

They can also be traded generally at securities companies throughout Japan.

3)	Market prices of the consideration of stock swap

The SHI stock price range on the Tokyo Stock Exchange for the past six months was as follows:

Month	Nov. 2009	Dec. 2009	Jan. 2010	Feb. 2010	Mar. 2010	Apr. 2010
High (Yen)	431	473	501	499	563	623
Low (Yen)	370	395	464	459	460	537

The market price of the consideration of stock swap and its changes are presented in the stock price information and charts disclosed at the URL below by Tokyo Stock Exchange, Inc.

http://www.tse.or.jp/

5. Financial Statements

1)	Financial statements, etc., pertaining to SHI’s last fiscal year

The Financial statements, etc., pertaining to SHI’s last fiscal year are as stated in Appendix 2 (pages 13–44).

2)	Events including disposal of significant properties, etc., that have occurred after the final date of the last fiscal year of the Stock Swap parties

None applicable except for the Stock Swap.

Appendix 1

(Translation)

ARTICLES OF INCORPORATION

OF

SUMITOMO HEAVY INDUSTRIES,LTD.

(SUMITOMO JUKIKAI KOGYO KABUSHIKI KAISHA)

(As amended on June 26, 2009)

CHAPTER 1.     GENERAL PROVISIONS

ARTICLE 1. (Trade Name)

The Company shall be called “Sumitomo Jukikai Kogyo Kabushiki Kaisha”, and shall be written in English as SUMITOMO HEAVY INDUSTRIES, LTD.

ARTICLE 2. (Object)

The Object of the Company shall be to engage in the following lines of business:

1.	Design, manufacture, installation, sale and repair of the following machinery, equipment, plants, systems and all the integrated facilities related thereto.

(1)	Iron and steel making machinery, nonferrous metals making machinery, presses, material handling machinery, industrial vehicles, logistic equipment, parking systems, construction machines, chemical plants and process equipment, nuclear power equipment, hydraulic (water) and pneumatic machines, hydraulic (oil) machines and equipment, plastics processing machinery, ceramics processing machinery, glass processing machinery, machine tools, printing machines, pulp plant and auxiliaries, paper making machines, ship machinery and equipment, medical machinery and equipment, accelerators, electron beam processing systems, superconducting systems, laser systems, semiconductor equipment, liquid crystal-related manufacturing machines, XYstage, cryogenic equipment, precision machines and instruments, metal moulds and other industrial machinery in general.

(2)	Air pollution control plants, water processing plants, waste disposal plants and other pollution control and environmental protection equipment.

(3)	Turbines, boilers and power generating systems.

(4)	Speed reducers and controllers and other power transmission devices and systems.

(5)	Yachts and other leisure equipment.

(6)	Electrical, electronic and other machinery and equipment related thereto.

(7)	Information and communications devices manufacturing machines, other information and communications-related equipment and their parts and components.

2.	Design, building, remodeling, scrapping, sale and repair of ships and naval craft.

3.	Design, manufacture, installation, sale and repair of offshore structures and machinery and equipment for ocean and offshore development.

4.	Design, manufacture, sale and repair of space and aeronautic machinery and equipment.

5.	Design, manufacture, sale and repair of defense equipment.

6.	Design, manufacture, installation, sale and repair of bridges, steel frames, and various other types of iron and steel structures.

7.	Manufacture and sale of cast and/or forged products.

8.	Construction and civil engineering work as well as consulting services therefor. Designing and supervising of architectural work.

9.	Businesses relating to regional development, urban development, environmental protection, etc. and acceptance of commission to do planning, design, survey and supervision concerning them.

10.	Businesses relating to water treatment.

11.	Businesses relating to the treatment and regeneration of sewage, wastes and polluted soil.

12.	Businesses relating to the supply of power and heat.

13.	Possession, maintenance, management and operation of roads, railways, ports, airports, parks, government office buildings, educational and cultural facilities, research facilities, medical facilities, social welfare facilities, parking spaces and other public facilities.

14.	Salvage, rescue operation and maritime transportation.

15.	Lease of those described in items 1 through 14 above, work concerning control system techniques and engineering and sale thereof, and manufacture and sale of parts therefor.

16.	Development and sale of information processing techniques.

17.	Purchase and sale, rental and management of real estate properties.

18.	Operating marine recreation, leisure, sports, lodging facilities, etc.

19.	All the businesses and works incidental and/or related to the items set forth in 1 through 18 above.

ARTICLE 3. (Location)

The Company shall have its head office at Shinagawa-ku, Tokyo.

ARTICLE 4. (Governing Bodies)

In addition to the General Meeting of Shareholders and the Directors, the Company shall have the following governing bodies:

1.	Board of Directors;

2.	Auditors;

3.	Board of Auditors; and

4.	Accounting Auditors

ARTICLE 5. (Method of Public Notice)

The method of public notice of the Company shall be electronic publication. However, if the Company is unable to give public notice through electronic publication due to unavoidable circumstances, it shall be made in the Nihon Keizai Shimbun.

CHAPTER 2.    SHARES

ARTICLE 6. (Total Number of Issuable Shares)

The total number of shares issuable by the Company shall be one billion eight hundred million (1,800,000,000) shares.

ARTICLE 7. (Acquisition of Shares of the Company’s Stock)

The Company may acquire shares of its stock by a resolution of the Board of Directors in accordance with the provisions of Article 165, paragraph 2 of the Corporate Law.

ARTICLE 8. (Number of Shares Comprising One Unit)

The number of shares of the Company comprising one unit shall be one thousand (1,000) shares.

ARTICLE 9. (Rights regarding Less-than-one-unit Shares)

Shareholders of the Company may not exercise any rights other than the rights listed below with respect to less-than-one-unit shares held by them:

1.	Right set forth in each item of Article 189, paragraph 2 of the Corporate Law;

2.	Right to make a request under the provisions of Article 166, paragraph 1 of the Corporate Law;

3.	Right to receive allotment of shares and subscription rights offered to shareholders; and

4.	Right to make a request as provided in the following Article.

ARTICLE 10. (Request for Purchase of Less-than-one-unit Shares)

Every holder of less-than-one-unit shares of the Company may, as provided in the Regulations for Handling of Shares, make a request to the Company that it sell him/her the number of shares which together with such holder’s less-than-one-unit shares would constitute one full unit.

ARTICLE 11. (Custodian of the Register of Shareholders)

The Company shall have a custodian of the Register of Shareholders.

        The custodian of the Register of Shareholders and its place of business shall be determined by a resolution of the Board of Directors and notified publicly.

The preparation and keeping of the Register of Shareholders, and the Register of Subscription Rights of the Company and other matters relating to the Register of Shareholders and the Register of Subscription Rights and the Register of Cancellation of Share Certificates shall be entrusted to the custodian of the Register of Shareholders and not handled by the Company.

ARTICLE 12. (Regulations for Handling of Shares)

Procedures for exercise of rights of shareholders of the Company and other matters relating to the handling of shares and their fees shall be governed by the Regulations for Handling of Shares determined by the Board of Directors as well as laws and regulations and these Articles of Incorporation.

CHAPTER 3.    GENERAL MEETING OF SHAREHOLDERS

ARTICLE 13. (Convocation)

The Ordinary General Meeting of Shareholders of the Company shall be convened in June each year. In addition, extraordinary general meetings of shareholders may be convened when needs arise.

General meetings of shareholders of the Company shall be held at a place located within the 23 wards of Tokyo.

ARTICLE 14. (Record Date for Ordinary General Meeting of Shareholders)

The record date for determination of voting rights for purposes of an ordinary general meeting of shareholders of the Company shall be the 31st day of March each year.

ARTICLE 15. (Chairman)

The General Meeting of Shareholders shall be presided over by the President of the Company. If the President is unable to act, a member of the Board of Directors shall take his place in the order determined by the Board of Directors in advance.

ARTICLE 16. (Disclosure through the Internet of Reference Materials for General Meeting of Shareholders and Deemed Supply of Information)

When it calls a general meeting of shareholders, the Company may disclose through the Internet information regarding matters required to be stated or presented in the reference materials for a general meeting of shareholders, business report, financial statements and consolidated financial statements as provided in the Ministry of Justice Ordinance and thereby deem such information to have been supplied to shareholders.

ARTICLE 17. (Adoption of Resolution)

Resolution of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders present who are entitled to vote at the meeting; provided, however, that in cases where there are special provisions in laws or regulations to be applicable or there are otherwise provided in these Articles of Incorporation, such provisions shall apply.

A resolution at the General Meeting of Shareholders provided in Article 309, paragraph 2 of the Corporate Law shall be passed by at least two-thirds (2/3) majority of votes of shareholders present at such meeting at which shareholders holding at least one-third(1/3) of the voting rights of shareholders entitled to vote at the meeting are present.

ARTICLE 18. (Voting Rights by Proxy)

The shareholder may exercise his voting right by appointing one other shareholder of the Company, as his proxy, who has voting rights of the Company. In this case, a document certifying his power shall be submitted to the Company.

CHAPTER 4.    DIRECTORS AND BOARD OF DIRECTORS

ARTICLE 19. (Number of Directors)

The Company shall have twelve (12) or less Directors.

ARTICLE 20. (Election of Directors)

Resolution for the election of Directors shall be adopted by a majority of the voting rights of shareholders present at the General Meeting of Shareholders, who shall represent one-third (1/3) or more of the voting rights of the shareholders entitled to vote at the meeting.

Adoption of the said resolution shall not be by cumulative voting.

ARTICLE 21. (Term of Office of Directors)

The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders concerning the last to end of the fiscal years within one (1) year after the their election. The term of office of a Director elected to fill a vacancy or to meet increase in number shall be until such time as the term of office of other incumbent Directors is to expire.

ARTICLE 22. (Representative Directors and Directors in Executive Positions)

The Board of Directors shall by its resolution elect one (1) or more Representative Directors from among its members.

Representative Directors shall each represent the Company.

The Board of Directors may by its resolution elect from among its members, one (1) Chairman and one (1) President of the Company.

ARTICLE 23. (Convocation of Board of Directors)

Meetings of the Board of Directors shall be convened by Chairman, except as otherwise provided for by law. Should the office of Chairman be vacant, the President of the Company shall be act in his place.

Notice of the meeting of the Board of Directors shall be sent to each Director and Auditor at least three (3) days prior to such meeting, provided, however, that the above notice period may be shortened in case of urgency.

ARTICLE 24. (Resolution Adopted without a Meeting of the Board of Directors)

If, with respect to a proposal that requires resolution by the Board of Directors, every Director entitled to vote on such proposal indicates in writing or by electromagnetic record his/her approval of the proposal and if no Auditors raise an objection, a resolution of the Board of Directors for such proposal shall be deemed to have been duly adopted at a meeting of the Board of Directors.

ARTICLE 25. (Indemnification of Directors)

The Company may, by resolution of the Board of Directors, indemnify Directors from their liability as provided in Article 423, paragraph 1 of the Corporate Law, to the extent prescribed by law.

The Company may enter into with its outside directors an agreement to limit their liability for compensation as provided in Article 423, paragraph 1 of the Corporate Law; provided, however, that the maximum limit of liability for compensation based on such agreement shall be an amount which is not less than ten million yen (¥10,000,000) and which is determined in advance or an amount prescribed by law, whichever is larger.

CHAPTER 5.    EXECUTIVE OFFICERS

ARTICLE 26. (Duties and Election of Executive Officers)

The Board of Directors may by its resolution elect Executive Officers and allocate the Company’s affairs to be conducted by each such Executive Officer.

ARTICLE 27. (Executive Officers in Executive Positions)

The Board of Directors may by its resolution elect from among its members one (1) or more Senior Executive Vice President(s), one (1) or more Executive Vice President(s), one (1) or more Senior Vice President(s).

CHAPTER 6.    AUDITORS AND BOARD OF AUDITORS

ARTICLE 28. (Number of Auditors)

The Company shall have five (5) or less Auditors.

ARTICLE 29. (Election of Auditors)

Resolution for the election of Auditors shall be adopted by a majority of the voting rights of shareholders present at the General Meeting of Shareholders, who shall represent one-third (1/3) or more of the voting rights of the shareholders entitled to vote at the meeting.

ARTICLE 30. (Term of Office of Auditors)

The term of office of Auditors shall expire at the close of the Ordinary General Meeting of Shareholders concerning the last of the fiscal years ending within four (4) years after their election.

The term of office of an Auditor elected to fill a vacancy shall be until such time as the term of office of the retired Auditor was to expire.

ARTICLE 31. (Convocation of Board of Auditors)

Notice of the meeting of the Board of Auditors shall be sent to each Auditor at least three (3) days prior to such meeting, provided, however, that the above notice period may be shortened in case of urgency.

ARTICLE 32. (Indemnification of Auditors)

The Company may, by resolution of the Board of Directors, indemnify Auditors from their liability as provided in Article 423, paragraph 1 of the Corporate Law to the extent prescribed by law.

The Company may enter into an agreement with outside auditors to limit their liability for compensation as provided in Article 423, paragraph 1 of the Corporate Law; provided, however, that the maximum limit of liability for compensation based on such agreement shall be an amount which is not less than ten million yen (¥10,000,000) and which is determined in advance or an amount prescribed by law, whichever is larger.

CHAPTER 7.    ACCOUNTS

ARTICLE 33. (Fiscal Year)

The fiscal year of the Company shall be from the 1st day of April each year to the 31st day of March of the following year.

ARTICLE 34. (Dividends)

Dividends of the Company shall be paid to the shareholders or registered pledgees whose names are recorded in the Resister of Shareholders of the Company as of the 31st day of March each year by a resolution of the General Meeting of Shareholders.

ARTICLE 35. (Interim Dividends)

By resolution of the Board of Directors, the Company may pay interim dividends to the shareholders or registered pledgees whose names are recorded in the Resister of Shareholders as of the 30th day of September each year.

ARTICLE 36. (Limited Period for Payment of Dividends)

In the event that dividends (including interim dividends) are not received within three (3) years from the day of starting payment, the Company shall be relieved of the responsibility for the payment thereof.

Supplementary Provisions

ARTICLE 1.    The preparation and keeping of the Register of Cancellation of Share Certificates of the Company and other matters relating to the Register of Cancellation of Share Certificates shall be entrusted to the custodian of the Register of Shareholders and not handled by the Company.

ARTICLE 2.    The preceding provision and this provision shall be effective until January 5, 2010 and be removed on January 6, 2010.

Appendix 2

BUSINESS AND FINANCIAL REPORT

(April 1, 2009, through March 31, 2010)

I. CURRENT STATUS OF THE COMPANY GROUP

1. PERFORMANCE AND RESULTS OF OPERATIONS

The overall Japanese economy for this fiscal year remained at a low level of performance although it saw a steady recovery due to the effect of the economic measures taken by the Japanese government and an increase in exports to emerging markets, among other factors. With regard to overseas markets, China, which is seeing the benefits of economic policy measures, and other emerging markets showed signs of remarkable recovery although developed countries such as those in North America and Europe remained under harsh conditions as in Japan.

In this business environment, the Company Group aggressively reduced costs, accelerated global expansion primarily in Asia’s emerging countries and managed its businesses to address changes in the management environment. As a result, although the business segment of mass-produced machinery recorded a loss, operating income was achieved in the business segments of environmental protection facilities, plants and others; ships, steel structures and other specialized equipment; industrial machinery; and construction machinery.

With the prospect that developed countries’ economic recovery will be delayed, the Company Group withheld investments that are not urgent and put first priority on ensuring profits. At the same time, the Company Group adopted measures to take advantage of the rapid economic recovery in Asia’s emerging countries. The Company Group focused on the implementation of the following measures during this fiscal year:

(1) Action in Response to Changes in the Business Environment

Although the global recession has been heavily weighing over Japan and other developed countries, China and other emerging economies are recovering and are expected to strengthen their presence in the global market by expanding economic scale.

In light of these circumstances, the Company Group streamlined its business organization in order to advance production, sales and services primarily in emerging markets.

The Company Group also implemented measures for structural reform concentrating on cost cutting and the optimal deployment of management resources and undertook measures for business stabilization such as reinforcing sales activities in such fields as medical care, solar power and other renewable energies, and liquid crystal display manufacturing equipment.

(2) Promotion of Global Development

The Company Group has continued to strengthen its manufacturing, sales and service bases, focusing on Asia’s emerging countries which are seeing a rapid expansion in economic scale.

During this fiscal year, the production of gearboxes and hydraulic excavators at our production base established in Tangshan City in China has gotten on track. The establishment of this Tangshan City plant has reinforced our competitiveness and enabled timely product supply through local production.

In the mass-produced machinery business segment, we accelerated the shift of production base from Japan to Vietnam, the Philippines and other parts of Asia, resulting in a decrease in manufacturing costs.

In Europe, the Company Group promoted the structural reformation of Sumitomo (SHI) Demag Plastics Machinery GmbH in Germany, which the Company acquired in 2008, strengthened its collaboration with the Company in Japan and streamlined the business organization to expand our plastic injection molding machine business.

(3) Promotion of Innovation

The Company Group has continued to reinforce the operational processes of development, design, manufacturing and distribution and product innovation capabilities represented by our proton therapy system for cancer treatment in the medical care field, biomass power generation facilities in the environmental protection field and other products, to promote the development of an organizational system to produce “first-class products,” which is the Company Group’s core value.

(4) Rigorous Compliance

To address the expanding scale of our overseas bases accompanied by accelerated overseas business expansion, the Company Group has been actively reinforcing compliance not only in Japan but also in overseas business activities.

As a result of implementing the above managerial measures in this fiscal year, total orders of the Company Group were ¥403.4 billion, a 33% decrease compared to the previous fiscal year, and sales on a consolidated basis were ¥516.2 billion, a 20% decrease compared to the previous fiscal year.

As for our profits and losses, due to a decrease in sales and deteriorated market conditions, our operating income decreased by 50% to ¥28.3 billion compared to the previous fiscal year, ordinary income decreased by 48% to ¥26.3 billion compared to the previous year, and net income decreased by 3% to ¥13.3 billion compared to the previous fiscal year. In addition, the after-tax ROIC (*) was 4.8%.

The non-consolidated financial results of the Company for this fiscal year were orders of ¥133.1 billion, sales of ¥196.7 billion, an operating loss of ¥1.2 billion, ordinary income of ¥10.4 billion and net income of ¥9.1 billion.

In terms of dividends for the current fiscal year, the Company proposes a dividend at the year-end of ¥4 although an interim dividend was not distributed.

(*)	The ROIC (Return on Invested Capital) of the Company Group is calculated based on the following numerical formula:

ROIC (Return on Invested Capital)

=	(operating income + interest income and dividend income) × 55% (= 1 –effective tax rate)
(average of shareholder equities at the beginning and end of the term + average of interest-bearing liability at the beginning and end of the term)

(SUMMARY OF OPERATIONS AND PERFORMANCE BY SEGMENT)

(1) Mass-Produced Machinery

The power transmission and controls business recorded a decrease both in orders and sales for nearly all models due to the continued stagnant condition of the overall machinery market.

The plastic injection molding machine business showed a decrease in both orders and sales because the recovery in the business in Europe was delayed although the business overall was on a recovery track particularly in emerging markets during the latter half of the fiscal year.

The other businesses showed a decrease in both orders and sales due to the impact of the deteriorated performance of semiconductor-related businesses, and other factors.

As a result, in the entire segment, orders were ¥167.5 billion, a 17% decrease compared to the previous fiscal year, sales were ¥174.2 billion, a 23% decrease compared to the previous fiscal year, and the operating loss was ¥1.7 billion.

(2) Environmental Protection Facilities, Plants and Others

In the energy-related plant business, both orders and sales decreased because of the continually stagnant market condition of boilers for industrial power generation in the domestic and overseas markets.

In the water treatment plant business, orders decreased mainly due to a decrease in demand for equipment in the private sector despite favorable demand for equipment in the public sector, while sales increased, due to an ample backlog of orders received in the previous fiscal year.

As a result, in the entire segment, orders were ¥64.0 billion, a 24% decrease compared to the previous fiscal year, sales were ¥77.2 billion, a 17% decrease compared to the previous fiscal year, and operating income was ¥7.9 billion, a 26% decrease compared to the previous year.

(3) Ships, Steel Structures & Other Specialized Equipment

With no sign of recovery in market conditions, the shipbuilding business received no orders for production of new ships, whereas we had received seven orders for medium-sized tankers in the previous fiscal year. However, sales improved through improvements in productivity, resulting in nine deliveries of tankers compared to eight deliveries in the previous fiscal year.

The steel structures and machinery business recorded a decrease in both orders and sales of pressure vessels for petro-chemical plants due to stagnant market conditions.

As a result, in the entire segment, orders were ¥11.5 billion, an 85% decrease compared to the previous fiscal year, sales were ¥76.5 billion, a 4% decrease compared to the previous fiscal year, and operating income was ¥7.2 billion, a 43% decrease compared to the previous fiscal year.

(4) Industrial Machinery

The material handling systems business recorded a decrease in orders compared to the previous fiscal year mainly for shipbuilding companies and steel manufacturers, whereas the business recorded an increase in sales reflecting the ample backlog of orders received in the previous fiscal year.

The turbine and pump business recorded a decrease in both orders and sales, due to the stagnant capital investment by natural resources and energy-related customers despite recovering orders for turbines for biomass power facilities mainly for emerging countries.

As a result, in the entire segment, orders were ¥59.8 billion, a 39% decrease compared to the previous fiscal year, sales were ¥85.6 billion, a 2% increase compared to the previous fiscal year, and operating income was ¥14.2 billion, a 4% increase compared to the previous fiscal year.

(5) Construction Machinery

The hydraulic excavator business recorded a decrease in both orders and sales. Although demand in China showed a recovery during the latter half of the year, demand in other regions did not recover.

The construction crane business showed poor performance and recorded a decrease in both orders and sales due to the delayed recovery of the deteriorated North American market condition, and so forth.

As a result, in the entire segment, orders were ¥100.5 billion, a 28% decrease compared to the previous fiscal year, sales were ¥102.7 billion, a 36% decrease compared to the previous fiscal year, and operating income was ¥0.6 billion, a 92% decrease compared to the previous fiscal year.

Orders, Sales, and Backlog of Orders by Segment of the Company Group

	(in billions of yen)
Segment	Order Bookings		Sales		Year-end Backlog of Orders as of March 31
	FY2008	FY2009	FY2008	FY2009	2009	2010
Mass-Produced Machinery	200.8	167.5	227.2	174.2	71.8	65.1
Environmental Protection Facilities, Plants & Others	84.2	64.0	92.6	77.2	81.4	68.2
Ships, Steel Structures & Other Specialized Equipment	78.1	11.5	79.6	76.5	216.2	151.3
Industrial Machinery	98.8	59.8	84.3	85.6	104.6	78.8
Construction Machinery	138.8	100.5	159.2	102.7	15.4	13.3

Total	600.7	403.4	642.9	516.2	489.4	376.7

(Note)    Business terminated by customers and similar items are adjusted under the year-end backlog of orders as of March 31, 2009.

Order bookings, Sales, and Backlog of Orders by Segment of the Company

	(in billions of yen)
Segment	Order Bookings		Sales		Year-end Backlog of Orders as of March 31
	FY2008	FY2009	FY2008	FY2009	2009	2010
Mass-Produced Machinery	113.8	99.8	124.6	92.8	31.8	38.8
Environmental Protection Facilities, Plants & Others	24.1	17.5	37.7	23.7	36.2	30.0
Ships, Steel Structures & Other Specialized Equipment	71.9	7.3	68.9	69.9	209.7	147.1
Industrial Machinery	11.7	8.4	10.2	10.3	11.1	9.2

Total	221.5	133.1	241.5	196.7	288.8	225.1
(Export)	(116.8)	(50.4)	(114.2)	(102.7)	(224.3)	(172.0)

(Note)    Business terminated by customers and similar items are adjusted under the year-end backlog of orders as of March 31, 2009.

2. CAPITAL INVESTMENT

During this fiscal year, capital investment was restrained unless urgent, due to the uncertain global economy, and was concentrated on streamlining production bases in China and other actions. As a result, total capital investment was 22.2 billion yen, down 26% from the previous fiscal year.

In the power transmission equipment business within the mass-produced machinery segment, and the hydraulic excavator business of the construction machinery segment, capital investments were made in order to streamline the new production bases to enhance our production capability for the China market. At our domestic production bases, capital investments were made to reinforce cost competitiveness.

The ships, steel structures and other specialized equipment segment renewed existing facilities and altered facility layout in order to improve productivity.

In addition, the Company Group as a whole implemented IT investments in connection with establishing a global production system, environmental investments to comply with legal requirements, and capital investments aimed at improving work environments.

3. FINANCING

During this fiscal year, the Company Group financed the necessary funds, including for capital investments, through loans from financial institutions and the issuance of corporate bonds. As of the end of this fiscal year, the balance of interest-bearing debt was 87.7 billion yen, a 22.7 billion yen decrease compared to the previous fiscal year-end.

4. BUSINESS RESTRUCTURING

(1)	The Company’s subsidiary SHI Plastics Machinery, Inc., merged with and into the Company, effective July 1, 2009.

(2)	The Company transferred its steel structures and machinery business to Sumitomo Heavy Industries Process Equipment Co., Ltd. (renamed from SHI Mechanical & Equipment Inc. as of December 1, 2009), a subsidiary of the Company, on December 1, 2009 as the transfer date.

(3)	The Board of Directors Meeting of the Company held on December 24, 2009, resolved that Sumiju Construction Crane Co., Ltd., a subsidiary of the Company, be merged with and into the Company effective April 1, 2010.

5. CHALLENGES FACING THE COMPANY GROUP

The economic environment surrounding our businesses has been recovering well in developed countries, along with a recovery in demand in emerging countries. However, whether the recovery is sustainable allowing us to emerge from the current recession is yet unknown. Optimism is therefore premature.

The Company Group will strive to improve performance by further promoting Group-wide structural reform and realizing the goals of “Globalization” and “Innovation” as set forth in our medium-term management plan “Global 21” with fiscal 2010 as its final year.

In fiscal 2010, the Company Group will work to address the following challenges in order to weather the current recession and achieve the next level of growth.

(1) Action in Response to Changes in the Business Environment

The global recession that was triggered by the U.S. financial collapse seriously affected the performance of all businesses conducted by the Company Group. To address these changes in the business environment, the Company Group has quickly implemented measures such as the reduction of fixed costs and the reformation of its business structure. However, rather than merely persevering through the current recession, we consider it an opportunity for future growth and will endeavor to innovate our products and services as well as expand the market.

(2) Global Expansion

During fiscal 2009, the Company Group expanded its production structure in China by establishing new plants for gearboxes and hydraulic excavators in Tangshan City, China. In India, we reinforced our sales structure for our hydraulic excavators business and plastic injection molding machine business and strove to cultivate new markets. We are thus streamlining our production and sales structure in Asia following preceding developments in Europe and North America, thereby developing our business in line with the recent trends of world economic growth led by growth in Asia.

In fiscal 2010, the Company Group will further promote these measures. Specifically, we will construct a plant for hydraulic excavators in Indonesia, where large demand is expected, thereby reinforcing cost competitiveness and promoting the distribution of our hydraulic excavators in Southeast Asia.

Furthermore, the Company Group will construct a new plant of gearboxes in Brazil, thereby reinforcing business expansion in South America, which is a promising market.

(3) Growth by Innovation

To address climate change, accelerated measures to shift to renewable energy and energy conservation have been undertaken globally. In this area, the Company Group engages in businesses related to film-forming equipment used in the solar battery production process and the creation of hybrid hydraulic excavators. Facing a serious aging society in Japan, the cutting-edge medical care equipment field has seen the most innovation. The Company Group is a trailblazer in developing a proton therapy system for cancer treatment and is currently promoting this product not only in Japan but also in other parts of Asia and North America. Innovation is needed today in Japan not only to develop cutting-edge technologies but also to transfer and disseminate abroad technologies for energy-saving equipment that were born and developed successfully in Japan. A typical example is the sales expansion by Sumitomo (SHI) Demag Plastics Machinery GmbH, a subsidiary of the Company in Germany, of electric injection molding machines with higher energy efficiency compared with their hydraulic counterparts.

As our business develops globally, it becomes necessary to conduct management on a worldwide scale. The Company Group elected Chuck Martz, CEO of LBCE Holdings, Inc., as Executive Officer, seeking human resources globally to strengthen our management structure. In April 2010, the Head Office’s functions were divided into a strategic function that specializes in fine-tuning and globalizing the management of the Company Group and the operation & services function that specializes in improving the efficiency of management of the Company Group; the latter being transferred to Sumitomo Heavy Industries Business Associates, Ltd., so that this function can be shared by the Group companies. We will further reinforce the strategic function of the Head Office to enhance and globalize the Company Group’s management.

(4) Formulation of a New Medium-Term Management Plan

Fiscal 2011 will be the first year of our next medium-term management plan. With regard to the current medium-term management plan, “Global 21,” the global recession that occurred after the formulation of the plan made it difficult to achieve its numerical targets. However, we believe its basic goals of “Globalization” and “Innovation” continue to be appropriate. The new medium-term management plan will inherit the basic objective of the current plan but will also address changes in the business environment.

(5) Rigorous Compliance

To fulfill its corporate social responsibility, the Company Group regards compliance as one of its highest priorities. As globalization proceeds, in addition to compliance in Japan, all the Group companies will continue to strive for rigorous compliance with laws and regulations overseas at a level befitting a global company group of excellence.

The Company Group intends to steadily implement and advance the above measures. The shareholders’ continued understanding and support would be greatly appreciated.

6. CHANGES IN STATE OF ASSETS AND PROFIT/LOSS OF THE COMPANY GROUP AND THE COMPANY

(1) Changes in State of Assets and Profit/Loss of the Company Group

	(in billions of yen, unless otherwise indicated)
Items	FY2006	FY2007	FY2008	FY2009 (this fiscal year)
Orders	707.4	716.4	600.7	403.4
Sales	600.3	660.8	642.9	516.2
Operating income	64.2	77.8	56.9	28.3
Ordinary income	65.3	75.5	50.3	26.3
Net income	37.4	43.0	13.6	13.3
Net income per share of common stock (yen)	61.99	71.19	22.62	22.01
Total assets	609.9	678.6	657.4	610.1
Shareholders’ equity	206.0	246.4	238.7	254.2
Shareholders’ equity per share of common stock (yen)	338.95	392.80	378.78	404.73

(2) Changes in State of Assets and Profit/Loss of the Company

	(in billions of yen, unless otherwise indicated)
Items	FY2006	FY2007	FY2008	FY2009 (this fiscal year)
Orders	322.2	264.4	221.5	133.1
Sales	259.4	267.6	241.5	196.7
Operating income	18.2	21.5	10.8	-1.2
Ordinary income	21.3	25.9	14.8	10.4
Net income	12.8	18.6	-10.7	9.1
Net income per share of common stock (yen)	21.17	30.77	-17.81	15.13
Total assets	457.7	488.2	472.2	443.9
Shareholders’ equity	134.6	144.9	124.0	134.9
Shareholders’ equity per share of common stock (yen)	222.89	240.12	205.54	223.52

7. MAJOR LINES OF BUSINESS (as of March 31, 2010)

Operating Group	Major Products
Mass-Produced Machinery	Power Transmission Equipment, Plastic Injection Molding Machines, Extrusion Laminators, Semiconductor Equipment Machines, Laser Processing Systems, Cryogenic Equipment, Precision-Positioning Stages, Cyclotrons, Liquid Crystal Display Manufacturing Equipment, Precision Forgings & Castings, Control System, Defense Equipment, Machining Tool
Environmental Protection Facilities, Plants & Others	Power Generation Systems, Boiler Systems, Industrial Waste Incineration Plants, Water Treatment Systems, Chemical Process Equipment & Plants, Pulp & Paper Machinery, Real Estate, Software, Air Pollution Control Plants
Ships, Steel Structures & Other Specialized Equipment	Ships, Pressure Vessels, Stirring Tanks, Bridges
Industrial Machinery	Forging Machines, Material Handling Systems, Logistics & Handling Systems, Automated Parking Systems, Turbines, Pumps
Construction Machinery	Hydraulic Excavators, Cranes, Road Construction Machinery

8. MAJOR SUBSIDIARIES, ETC. (as of March 31, 2010)

Name	Stated Capital (in millions of yen)	Company’s Shareholding Ratio (%)	Major Line of Business
Sumitomo (S.H.I.) Construction Machinery Co., Ltd.	16,000	100	Manufacturing and distribution of hydraulic excavators, road construction machinery, etc.
Nihon Spindle Manufacturing. Co., Ltd.	3,276	40.5	Manufacturing and distribution of construction materials, air pollution control plants, etc.
Shin Nippon Machinery Co., Ltd.	2,408	100	Manufacturing and distribution of turbines, pumps, etc.
Sumitomo Heavy Industries Marine & Engineering Co., Ltd.	2,000	100	Manufacturing and distribution of ships, etc.
SEISA Gear, Ltd.	841	100	Manufacturing and distribution of gears and power transmissions
Sumitomo Heavy Industries Engineering & Services Co., Ltd.	480	100	Manufacturing and distribution of material handling systems
Sumitomo Heavy Industries Techno-Fort Co., Ltd.	480	100	Manufacturing of forging machines and iron- manufacturing equipment; and distribution of components thereof
Sumitomo Heavy Industries Environment Co., Ltd.	480	100	Manufacturing and distribution of water and sewerage treatment systems, etc.
Sumitomo Heavy Industries Process Equipment Co., Ltd.	480	100	Manufacturing and distribution of pressure vessels
SEN Corporation	480	100	Development, manufacturing, distribution and service of ion implanters
Sumitomo Heavy Industries PTC Sales Co., Ltd.	400	100	Distribution of power transmission equipment, etc., and provision of related services
LBCE Holdings Inc. (U.S.A.)	10,618 (in thousands of U.S. dollars)	100	Control of overall business of construction cranes, etc.
Sumitomo Machinery Corporation of America (U.S.A.)	7,723 (in thousands of U.S. dollars)	100	Manufacturing and distribution of power transmission equipment, etc.
Sumitomo (SHI) Demag Plastics Machinery GmbH (Germany)	50,025 (in thousands of Euros)	100	Manufacturing and distribution of plastic injection molding machines
Sumitomo (SHI) Cyclo Drive Germany GmbH (Germany)	6,136 (in thousands of Euros)	100	Manufacturing and distribution of power transmission equipment, etc.

9. MAJOR LENDERS (As of March 31, 2010)

Name	Loans Outstanding (in millions of yen)
Sumitomo Mitsui Banking Corporation	22,661
The Sumitomo Trust & Banking Co., Ltd.	7,650
The Mizuho Corporate Bank, Ltd.	6,200
The Iyo Bank, Ltd.	4,720
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,682

10. EMPLOYEES (as of March 31, 2010)

Segment	Number of Employees	Increase or Decrease from End of Last Fiscal Year
Mass-Produced Machinery	8,434	380
Environmental Protection Facilities, Plants & Others	1,997	-16
Ships, Steel Structures & Other Specialized Equipment	962	17
Industrial Machinery	1,280	18
Construction Machinery	2,158	61
Others (Corporate Operations)	632	19

Total	15,463	479

11. MAJOR PLACES OF BUSINESS AND PLANTS (as of March 31, 2010)

Company	Principal office	1-1, Osaki 2-chome, Shinagawa-ku, Tokyo, Japan

	Business offices	Chubu Office (Nagoya-shi) Kansai Office (Osaka-shi) Kyushu Office (Fukuoka-shi)

Plants

Chiba Works (Chiba-shi)

Tanashi Works (Nishitokyo-shi, Tokyo)

Yokosuka Works (Yokosuka-shi, Kanagawa Pref.)

Nagoya Works (Obu-shi, Aichi Pref.)

Okayama Works (Kurashiki-shi, Okayama Pref.)

Niihama Plant of Ehime Works (Niihama-shi, Ehime Pref.)

Saijo Plant of Ehime Works (Saijo-shi, Ehime Pref.)

	Laboratories	Research & Development Center (Yokosuka-shi, Kanagawa Pref.)

	Overseas offices, etc.	Shanghai

Subsidiaries	Plants

Sumitomo (S.H.I.) Construction Machinery Co., Ltd.
Chiba Works (Chiba-shi)

Sumitomo Heavy Industries Marine & Engineering Co., Ltd.
Yokosuka Shipyard (Yokosuka-shi, Kanagawa Pref.)

SEISA Gear, Ltd.
Head Office and Head Plant (Kaizuka-shi, Osaka Pref.)

Nihon Spindle Manufacturing Co., Ltd.
Head Office and Head Plant (Amagasaki-shi, Hyogo Pref.)

Shin Nippon Machinery Co., Ltd.
Kure Works (Kure-shi, Hiroshima Pref.)

Sumitomo Heavy Industries Engineering & Services Co., Ltd.
Niihama Works (Niihamashi, Ehime Pref.)

Sumitomo Heavy Industries Techno-Fort Co., Ltd.
Head Office and Head Plant (Niihamashi, Ehime Pref.)

Sumitomo Heavy Industries Process Equipment Co., Ltd.
Head Office and Head Plant (Saijo-shi, Ehime Pref.)

SEN Corporation (Saijo-shi, Ehime Pref.)

Link-Belt Construction Equipment Company L.P., LLLP (U.S.A.)

Sumitomo Machinery Corporation of America (U.S.A.)

Sumitomo (SHI) Demag Plastics Machinery GmbH (Germany)

Sumitomo (SHI) Cyclo Drive Germany, GmbH (Germany)

Sumitomo Heavy Industries (Vietnam) Co., Ltd. (Vietnam)

Sumitomo (SHI) Cyclo Drive China, Ltd. (China)

Ningbo Sumiju Machinery Ltd. (China)

12. OTHER IMPORTANT MATTERS RELATED TO THE CURRENT CONDITION OF THE COMPANY GROUP

The Company, at its meeting of the Board of Directors held on May 10, 2010, resolved to implement a Stock Swap to convert Nihon Spindle Manufacturing Co., Ltd. into a wholly owned subsidiary of the Company with the Company as the parent company, effective October 1, 2010, and concluded a Stock Swap arrangement with Nihon Spindle.

II. CURRENT CONDITIONS OF THE COMPANY

1. STOCK (as of March 31, 2010)

(1) Total number of authorized shares:	1,800,000,000
(2) Total number of issued shares:	605,726,394
(3) Number of shareholders:	57,596
(4) Major shareholders:

Name of Shareholder	The Shareholder’s Interest in the Company
	Number of Shares in Thousands	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd.	86,190	14.3
The Master Trust Bank of Japan, Ltd.	47,055	7.8
State Street Bank and Trust Company	35,479	5.9
Sumitomo Life Insurance Company	22,585	3.7
Trust & Custody Services Bank, Ltd. The Chase Manhattan Bank	20,849 17,828	3.5 3.0
Sumitomo Mitsui Banking Corporation	15,316	2.5
JP Morgan Chase Bank	13,159	2.2
Northern Trust Company	12,093	2.0
State Street Bank	11,707	1.9

(Notes)	1. Shareholding ratios are calculated based on the total number of shares excluding treasury shares (2,316,778 shares).
2. The number of shares in the Company that are held by each trust bank includes the number of shares held in connection with the provision of trust services.

2. OFFICERS OF THE COMPANY

(1) Directors and Auditors (as of March 31, 2010)

Name	Title	Position, Responsibilities, Significant Positions Held at Other Companies, etc.
Yoshio Hinoh	Representative Director	Chairman of the Board (Chairman of the Japan Society of Industrial Machinery Manufacturers (JSIM))
Yoshinobu Nakamura #	Representative Director	President (CEO)
Yukio Kinoshita #	Representative Director	(Senior Executive Vice President; CFO, General Manager of Export Administration Dept.)
Shinji Nishimura #	Representative Director	(Senior Executive Vice President; General Manager of Power Transmission & Controls Group)
Katsuhiko Taniguchi #	Director	(Executive Vice President, General Manager of Plastics Machinery Div.)
Yuji Takaishi #	Director	(Senior Vice President, General Manager, Personnel Group)
Shunsuke Betsukawa # *	Director	(Senior Vice President, General Manager of Corporate Finance, Accounting & Administration Group, General Manager of Corporate Planning & Development Group)
Kensuke Shimizu	Director	(Representative Director and President of Sumitomo (S.H.I.) Construction Machinery Co., Ltd., Representative Director and President of Sumitomo (S.H.I.) Construction Machinery Sales Co., Ltd.)
Mikio Ide #	Director	(Executive Officer; Director and Executive Vice President of Sumitomo (S.H.I.) Construction Machinery Co., Ltd.)
Toshiaki Kakimoto	Director	(Economist, Outside Director of Hashimoto Sogyo Co., Ltd.)
Eiichi Fujita	Standing Auditor	(Outside Auditor of Nihon Spindle Manufacturing Co., Ltd.)
Nobuo Kadota	Standing Auditor
Yoshio Kohra	Auditor	(CPA, Certified Tax Accountant, Outside Director of Ashikaga Holdings Co., Ltd., Outside Director of The Ashikaga Bank, Ltd.)
Seishiro Tsukada	Auditor	(Lawyer)

(Notes)

1.	The person marked with an asterisk “*” is a new Director who assumed office on June 26, 2009.
2.	Director Toshiaki Kakimoto is an Outside Director.
3.	Auditors Yoshio Kohra and Seishiro Tsukada are Outside Auditors.
4.	There is no material relationship between the Company and Hashimoto Sogyo Co., Ltd., where Director Toshiaki Kakimoto holds a significant position.
5.	There is no material relationship between the Company and Ashikaga Holdings Co., Ltd., and The Ashikaga Bank, Ltd., where Yoshio Kohra holds a significant position.
6.	The Company submitted an Independent Officer Report to the Tokyo Stock Exchange and the Osaka Securities Exchange to the effect that it elected Director Toshiaki Kakimoto and Auditors Yoshio Kohra and Seishiro Tsukada as Independent Officers.
7.	Auditor Yoshio Kohra has adequate expertise with regard to finance and accounting as a CPA and a tax accountant.
8.	Director who resigned during this term (resigned as of June 26, 2009):

Director Eitaro Konii

9.	The Company has adopted a system of Executive Officers. The individuals marked with # are Executive Officers, and their title and responsibilities are as indicated in parentheses.

•	Executive Officers who are not Directors

Name	Title	Position or Principal Responsibilities
Yasuhiko Seike	Executive Vice President	General Manager of Kansai Regional Office; General Manager of Corporate Marketing Dept.
Akihiko Yoshii	Executive Vice President	General Manager of Corporate Technology Operations Group; General Manager of Intellectual Property Dept.
Noboru Mimoto	Executive Vice President	General Manager, Energy & Environment Group
Osamu Sekiya	Senior Vice President	General Manager of Precision Equipment Group
Shigeru Toyosumi	Senior Vice President	General Manager of Internal Control Dept.
Shigeharu Yasunaga	Executive Officer	Representative Director and President of Shin Nippon Machinery Co., Ltd.
Hitoshi Kashimoto	Executive Officer	Representative Director and President of Sumitomo Heavy Industries Marine & Engineering Co., Ltd.
Chuck Martz	Executive Officer	Chairman and CEO, LBCE Holdings, Inc.

(Notes) 1. As of April 1, 2010, the positions of the following Executive Officers changed as below.

Name	Position After the Change	Position Before the Change
Mikio Ide	Senior Executive Vice President	Executive Officer
Shunsuke Betsukawa	Executive Vice President	Senior Vice President
Yuji Takaishi	Executive Vice President	Senior Vice President
Hitoshi Kashimoto	Executive Vice President	Executive Officer
Chuck Martz	Senior Vice President	Executive Officer

2.	As of April 1, 2010, the following persons were elected as Executive Officers.

Mamoru Mishima	Senior Vice President
Katsuhide Yokota	Senior Vice President

3.	As of March 31, 2010, the following persons resigned as Executive Officers.

Akihiko Yoshii	Executive Vice President
Shigeharu Yasunaga	Executive Officer

(2) Total Amount of Compensation, etc., Paid to Directors and Auditors

11 Directors	¥251 million
4 Auditors	¥65 million

(Notes)

1.      The maximum compensation per month is 40 million yen in total for all Directors as a group (under the resolution of the 110th Ordinary General Meeting of Shareholders held on June 29, 2006), and 7.5 million yen in total for Auditors (under the resolution of the 109th Ordinary General Meeting of Shareholders held on June 29, 2005).

2. In addition to the above, 25 million yen was paid as compensation as employees for Directors who also serve as employees.

(3) Outside Officers

(i)	Total Amount of Compensation, etc., paid to Outside Officers

¥17 million for three outside officers

(ii)	Primary activities during this fiscal year

Name	Primary Activities
Toshiaki Kakimoto	Attended all 15 meetings of the Board of Directors held during this fiscal year, and expressed opinions based on his specialized knowledge about the economy and management, and his broad experience.
Yoshio Kohra	Attended all 15 meetings of the Board of Directors and all 15 meetings of the Board of Auditors held during this fiscal year, and expressed opinions particularly from the perspective of a CPA and an expert on finance and accounting.
Seishiro Tsukada	Attended all 15 meetings of the Board of Directors and all 15 meetings of the Auditors held during this fiscal year, and expressed opinions particularly from the perspective of an attorney at law and an expert on law.

(iii)	Outline of agreement for limited liability

The Company has entered into a contract with Outside Director Toshiaki Kakimoto and Outside Auditors Yoshio Kohra and Seishiro Tsukada, respectively, to limit their liability to the Company for damages under Article 423, paragraph 1, of the Companies Act, to 10 million yen or the minimum liability amount as provided in Article 425, paragraph 1, of the Companies Act, whichever is higher.

3. INDEPENDENT AUDITORS

(1) Name:            KPMG AZSA & Co.

(2) Amount of Compensation, etc.

(i) Amount of compensation, etc., to be paid to Independent Auditors related to this fiscal year	160 million yen
(ii) Total amount of compensation, etc., and other financial benefits to be provided to Independent Auditors by the Company and its subsidiaries	262 million yen

(Notes)

1.      The compensation for auditing under the Companies Act and auditing under the Financial Instruments and Exchange Act is not clearly differentiated in the Audit Agreement between the Company and Independent Auditors and cannot be differentiated as a practical matter. Accordingly, the above-indicated amount of compensation, etc., related to this fiscal year includes the total amount of compensation.

2.      Among important subsidiaries of the Company, LBCE Holdings Inc., Sumitomo Machinery Corporation of America, Sumitomo (SHI) Demag Plastics Machinery GmbH, and Sumitomo (SHI) Cyclo Drive Germany GmbH were audited by auditing firms other than the auditing firm engaged by the Company.

(3) Content of Non-Audit Services

The Company engages the Independent Auditors for the provision of “Advisory services to prepare for the introduction of the International Financial Reporting Standards or IFRS,” which is a service other than the service under the Certified Public Accountant Act, Article 2, paragraph 1 (non-audit service).

(4) Policy in Determining to Dismiss or Not to Reappoint Independent Auditors

The Board of Auditors shall dismiss the Independent Auditors upon the consent of all Auditors in the event it is determined that any item under paragraph 1 of Article 340 of the Companies Act applies to the Independent Auditors. In this case, an Auditor appointed by the Board of Auditors shall report the dismissal and the reason thereof at the Shareholders’ Meeting first called after such dismissal. In addition, if it is determined that it is difficult for the Independent Auditors to perform their duties appropriately, the Directors shall, upon the consent of, or a request from, the Board of Auditors, propose the dismissal or non-reappointment of the Independent Auditors at a Shareholders’ Meeting.

4. OPERATIONAL STRUCTURE TO ENSURE THE APPROPRIATE CONDUCT OF OPERATIONS

The Company has developed the following basic policies to ensure appropriate conduct of its operations:

Structure and basic policies of the internal control system

(1) Purpose

The Company considers a properly functioning internal control system as an indispensable precondition for improvement of the corporate value and the sustainable development of the Company Group, and thus sets out below the structure and basic operational principles of this internal control system as follows:

(2) Basic Policies

A.	Structure to ensure the execution of duties by the Directors in compliance with laws and regulations, and the articles of incorporation.

a	The Board of Directors shall determine the basic policies for the development of an internal control system as the foundation for good corporate governance, verify its effectiveness as necessary and make continuous efforts toward the enhancement and improvement of such internal control system.

b	Outside Directors shall be appointed, and resolutions of the Board of Directors shall reflect an external viewpoint.

c	The Auditors shall audit the appropriateness of the execution of duties by the Directors concerning the establishment and operation of the internal control system.

B.	Matters relating to the structure for the execution of duties

a	Structure for maintenance and administration of information relating to the execution of duties by the Directors

(i)	The information relating to the execution of duties by Directors shall be recorded and maintained under the Company’s document management policy and procedures and confidential information management rules, and such records shall be available to the Directors and the Auditors for inspection at any time.

(ii)	The Company shall make efforts to disclose material portions of such information in an appropriate and timely manner.

b	Rules on loss-risk management and other relevant structure

(i)	Risk management shall be conducted through the internal control system established company-wide.

(ii)	Regarding specifically categorized risks such as environmental risk, legal risk, disaster risk, IT risk and export regulation risk, risk reduction shall be realized through development of relevant rules and implementation of education, training and auditing, etc., by the responsible section(s).

(iii)	In an emergency situation, such emergency situation shall be reported promptly to the top management through “the information liaison procedures for emergencies” and appropriate actions shall be taken in a timely manner.

c	Structure to ensure adequacy in financial reporting

(i)	The Company shall develop the necessary structure to ensure appropriateness of financial information, and to prepare and disclose reliable financial reports.

(ii)	In order to ensure adequacy in financial reporting, the Company shall develop an internal control system over financial reporting, and the operational status of such system shall be audited by the responsible section(s).

d	Structure to ensure the efficient execution of duties by the Directors

(i)	In order for the Directors to execute their duties efficiently, the Company shall adopt a system of Executive Officers wherein the Directors delegate authority to Executive Officers under the organizational rules and the rules on approval authority.

(ii)	The Company shall adopt a structure to maintain constant control of operational conditions wherein medium-term management plans and annual budgets are determined by the Board of Directors and progress made under such plans and their conformity with the annual budget is reported by the responsible Executive Officer(s) to the monthly meetings of the Executive Officers Committee, etc.

(iii)	In order to make decisions on material managerial matters based on a multifaceted analysis, a Management Strategy Committee shall be established as an advisory organ to the President to consider and discuss such matters.

e	Structure to ensure the execution of duties by the Executive Officers and employees in compliance with laws and regulations, and the articles of incorporation

(i)	The Ethics Committee chaired by the President shall determine the basic policies on compliance, and the Internal Control Department shall promote rigorous observance of such policies through the internal control system established company-wide.

(ii)	Copies of the code of ethics and the compliance manual shall be distributed to the Directors, the Executive Officers and all employees, and continuing training concerning such code and manual shall be undertaken. The Directors, the Executive Officers and all managerial staff shall be required to submit a pledge to observe specific compliance requirements as necessary.

(iii)	A resolute position shall be taken against individuals or entities that are threatening the order and safety of civil society and any relations with such individuals or entities shall be severed.

(iv)	An ethics hotline (an in-house whistle blower system) shall be established through which actual or potential violations of laws and regulations, or corporate ethics should be reported, and employees shall be encouraged to use such hotline in order to enable management to detect problems at an early stage.

(v)	The execution of duties by the Executive Officers and employees shall be audited by the responsible section(s) in order to ensure such execution of duties is in compliance with laws and regulations, and the articles of incorporation.

f	Structure to ensure the appropriate conduct of business by the entire Company Group comprising the Company and its subsidiaries

(i)	The Company shall pursue enhanced governance procedures and the efficient execution of duties in the entire Company Group under the Management Policies concerning the Business of the Company Group.

(ii)	The Company shall adopt the following structure to control managerial conditions of the entire Company Group: medium-term management plans and annual budgets of the primary companies within the Company Group shall be approved and implemented by the Board of Directors of the Company; and progress made under such plans and their conformity with the annual budget shall be reported to the Executive Officers Committee, etc. in order to consolidate the management of the entire Company Group.

(iii)	In order to ensure the appropriate conduct of businesses by the entire Company Group, the Company shall adopt the following structure: an internal control system is established in each of the primary companies within the Company Group to promote rigorous compliance; the Internal Control Department of the Company holds the authority and responsibility for the internal control of the entire Company Group.

(iv)	In order to strengthen the auditing systems of the entire Company Group, the Company shall appoint the Directors or Auditor(s) of the primary companies within the Company Group and the responsible section(s) of the Company shall conduct internal auditing of the companies of the Company Group.

(v)	The occurrence of an emergency in the companies within the Company Group shall be reported promptly to the top management of the Company through “the information liaison procedures for emergencies” and appropriate actions shall be taken in a timely manner.

C.	Matters relating to the structure for the execution of auditing duties by Auditors

a	Matters relating to the staff to assist the Auditors when the Auditors request assistance by such assistant staff

The Corporate Auditor’s Department shall be established under the control of the Board of Auditors.

b	Matters relating to independence from the Directors of the staff as prescribed in the preceding item

The personnel changes and performance appraisals of the staff of the Corporate Auditor’s Department shall be subject to prior consultation between the Auditors and the Directors and the Executive Officers.

c	The structure for reporting by the Directors and employees to the Auditors and other reporting to the Auditors

(i)	In order to audit the execution of duties by the Directors and the Executive Officers, the Auditors shall attend the meetings of the Board of Directors and the Executive Officers Committees and other important meetings and may inspect major ringisho (documents for approval) and other important documents relating to the execution of duties by the Directors and the Executive Officers.

(ii)	The Directors, the Executive Officers and employees shall report to the Auditors in a timely manner on actual and potential violations of laws and regulations or the articles of incorporation, matters which may cause a substantial detriment to the company, or grossly improper matters relating to the Company or the Company Group.

d	Other structures to ensure effective auditing by the Auditors

(i)	The Directors and the Executive Officers shall cooperate with the Auditors in order to enable the Auditors to conduct effective auditing through liaison and cooperation with the internal auditing department, the internal control department, the Auditors of the Company Group companies and Independent Auditors, etc.

(ii)	Where the Auditor(s) of each company of the Company Group discover actual and potential violations of laws and regulations or the articles of incorporation and facts which may cause a substantial detriment to such company of the Company Group or to the entire Company Group, or grossly improper matters, the Auditor(s) shall report promptly on such matters to the Auditors of the Company.

(3) Revision and Abolition

The necessary revision of the policies shall be undertaken upon resolution of the Board of Directors.

5. BASIC POLICY ON CONTROL OVER DECISIONS ON FINANCIAL AND BUSINESS POLICIES OF THE COMPANY

(1) Basic Policy

The Company believes that the issue of control over the financial and business policies of the Company should ultimately be determined by shareholders from the perspective of increasing corporate value and ensuring shareholders’ common interests. Therefore, the Company believes that the issue of whether to accept a large-scale acquisition action resulting in change in control of the Company, etc., should be ultimately determined by the intention of the shareholders.

However, the Company anticipates that certain large-scale acquisitions of shares may materially affect the corporate value or the shareholders’ common interests, for instance, where they expect to cause obvious infringement upon the corporate value or shareholders’ common interests in light of the purpose of the acquisition and the managerial policy to be adopted after the acquisition, or fail to provide shareholders with reasonably necessary information to enable a judgment on the acquisition proposal. The Company believes that the Company should make an exception in the above instances wherein a party who makes such a large-scale acquisition of shares is inappropriate as an entity to hold control over decisions regarding the financial and business policies of the Company.

The Company’s corporate value derives from the following: offering first class products; the synergy generated by the value chain throughout its businesses and global network; and the strengthened reputation and reliance among customers, business partners, employees and society maintained and enhanced by management in conformity with the “Sumitomo Business Spirit.” These strengths function in an integrated manner, thereby generating even greater value.

The Company therefore has adopted the following basic policy: Our primary duty is to increase corporate value and maximize the shareholders’ common interests through sharing generated profits with shareholders, and the Company accepts in principle the fact that the Company is supported by shareholders who have obtained shares of the Company through free trading in the market. However, when a party who intends to obtain not less than 20% of all the voting rights of the Company, is likely to infringe upon the corporate value or shareholders’ common interests, the Company will consider such party who intends to acquire shares of the Company to be inappropriate for holding control over decisions regarding financial and business policies of the Company and shall take measures to ensure and increase the corporate value or the shareholders’ common interests to the extent necessary and reasonable.

(2) Special Measures to Pursue the Basic Policy

The Company Group will take following measures in order to pursue the above-stated basic policy.

1) Medium-term management plan and its implementation

With 2010 as the final year of the medium-term management plan “Global 21,” the Company Group has been developing world-class technologies and creating highly profitable business structures, and at the same time has focused on capturing overseas markets where the Company Group can expect significant business opportunities, thereby achieving sustainable growth and development and powerfully advancing its status of “Sumitomo Heavy Industries as a global company group.”

As the managerial strategy to achieve the aims of the medium-term management plan, the Company Group will continue to address the following: (a) accelerate expansion of global operations; (b) promote innovation and (c) pursue synergy generated by the value chain throughout its businesses. In the implementation thereof, the Company Group will conduct active investment for growth by taking advantage of its improved financial strength while maintaining a disciplined financial profile.

2) Reinforcement of corporate governance

The Company has continued to reinforce corporate governance. Specifically, the Company Group has continued to make an effort to reinvigorate the Board of Directors and ensure managerial transparency through the Executive Officer system introduced in 1999, the election of Outside Directors since 2002, and the shortening of the term of office as Director from two years to one year in 2007, etc.

3) Measure to share generated profit with shareholders

By carrying out the above-stated measures and strategies, the Company Group will continue to make further efforts to improve the shareholders’ common interests by increasing corporate value through further growth of the businesses and sharing with shareholders the generated profits by increasing dividends.

(3) Plan to Prevent Any Inappropriate Party, According to the Company’s Basic Policy, from Controlling Decisions of the Financial and Business Policies of the Company

The Board of Directors Meeting of the Company held on May 13, 2008 resolved that the plan for countermeasures against a large-scale acquisition of shares of the Company (the “Plan”) be adopted, and a proposal for such adoption was approved at the 112th Ordinary General Meeting of Shareholders of the Company held on June 27, 2008.

The Plan requires an acquirer to comply with the Large-Scale Acquisition Rules. The Large-Scale Acquisition Rules provide that a Large-Scale Acquirer shall furnish the Company with necessary and sufficient information prior to actually performing the acquisition; the Board of Directors shall assess and consider such acquisition action; the Board of Directors or a meeting of the Shareholders as necessary shall resolve to take, not to take, or cease to take countermeasures while respecting as much as possible the proposal of the Corporate Value Committee; and the acquirer may actually perform such acquisition only where a resolution not to take or to cease to take countermeasures is made.

Our countermeasures may be implemented in order to ensure corporate value and the shareholders’ common interests where (i) the acquirer does not comply with the Large-Scale Acquisition Rule or (ii) it is determined that the large-scale acquisition will bring substantial damage to the corporate value and the shareholders’ common interests in spite of its compliance with such rules. Our countermeasures to be implemented under the Plan shall include an allotment of stock acquisition rights without consideration under Article 277 and subsequent articles of the Companies Act or such measures as the Board of Directors judges to be most appropriate at that time after considering the opinions of the Corporate Value Committee, provided these countermeasures shall be implemented to whatever extent necessary and reasonable to ensure maximization of corporate value and the shareholders’ common interests or otherwise to protect such value and interests.

(4) Opinion on Specific Measures and Actions and Grounds for Opinion of the Board of Directors

The Company believes that the medium-term management plan and implementation thereof is a specific measure to produce a continuous and sustainable increase in corporate value and the shareholders’ common interests, and thus is in conformity with our basic policy.

Moreover, the Company believes that the Plan is in conformity with our basic policy because it has been adopted in order to ensure and increase corporate value and the shareholders’ common interests in the following respects: an acquirer is required to furnish the Company with necessary and sufficient information prior to actually performing the acquisition and to provide time for consideration or negotiation by the Company, which enables shareholders to make an appropriate judgment whether to accept such acquisition proposal and enable the Board of Directors to provide its opinion on whether or not to accept such acquisition proposal, make any alternative proposals to shareholders, or negotiate with the acquirer on behalf of shareholders.

The Company would like to emphasize the following regarding the Plan: in the Plan, disclosure in advance by the acquirer is made more effective; shareholders’ intention is respected more effectively; hearing of opinions from outside experts is allowed; possible arbitrary decisions by the Board of Directors of the Company are eliminated by establishing the Corporate Value Committee; setting guidelines enhances objectivity and transparency with respect to the standards upon which judgments to take, not to take or to cease to take countermeasures are to rely; and no dead-hand or slow-hand type defensive measures are included. These and other points lead to our conclusion that the Plan meets the three principles stipulated in the “Guideline on Takeover Defense Measures to Ensure and Enhance Corporate Value and Shareholders’ Common Interests” released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005: (a) the principle to ensure corporate value and the shareholders’ common interests, (b) the principle to ensure prior disclosure and shareholders’ intention, and (c) the principle to ensure the necessity and reasonableness of countermeasures; and thus is highly reasonable and does not aim to maintain the positions of the officers of the Company against the shareholders’ common interests.

BALANCE SHEET

(As of March 31, 2010)

		(in millions of yen)
Assets		Liabilities
Current assets	161,709	Current liabilities	209,240
Cash and deposits	38,011	Notes payable	3,661
Notes receivable	1,336	Accounts payable	40,511
Accounts receivable	41,479	Short-term bank loans	11,900
Finished goods	8,782	Long-term debt due within one year	10,401
Work in process	14,406	Lease obligations	79
Raw materials and supplies	900	Accounts payable, other	8,162
Advances to suppliers	28,605	Accrued expenses	3,299
Prepaid expenses	100	Accrued income taxes	3,471
Deferred tax assets	1,921	Advances payments received on contracts	31,978
Accounts receivable, other	21,498	Deposits received	93,517
Other current assets	5,062	Allowance for warranty	2,021
Allowance for doubtful receivables	-391	Allowance for losses on business transfer	161
Fixed assets	282,200	Other current liabilities	79
Property, plant and equipment	148,492	Long-term liabilities	99,796
Buildings	28,444	Bonds	10,000
Structures	5,911	Long-term payable debt	35,795
Machinery and equipment	10,772	Lease obligations	187
Ships	0	Provision for losses on business of subsidiaries and affiliates	5,850
Vehicles and delivery equipment	35	Allowance for retirement benefits	13,971
Tools, furniture and fixtures	1,453	Deferred tax liabilities on land revaluation	32,211
Land	101,297	Other long-term liabilities	1,783

Lease asset	193	Total liabilities	309,036

Construction in progress	386	Net Assets
Intangible fixed assets	2,494	Stockholders’ Equity	91,621
Software	2,171	Common Stock	30,872
Other intangible fixed assets	323	Capital Surplus	23,792
Investments and other assets	131,214	Capital reserve	23,792
Investment securities	14,936	Retained earnings	38,451
Stock of subsidiaries and affiliates	86,691	Legal reserve of retained earnings	6,295
Investment in capital of subsidiaries and affiliates	18,603	Other retained earnings	32,156
Long-term loans to employees	14	Retained earnings brought forward	32,156
Claims in bankruptcy and rehabilitation	77	Treasury stock	-1,494
Long-term prepaid expenses	406	Valuation and translation adjustments	43,252
Deferred tax assets	6,832	Unrealized gains (losses) on securities, net of income taxes	1,681
Other assets	4,039	Unrealized gains (losses) on hedging derivatives, net of income taxes	1,185
Allowance for doubtful receivables	-385	Revaluation difference on land	40,386

		Total net assets	134,872

Total assets	443,908	Total liabilities and net assets	443,908

“English Translation of Financial Statements Originally Issued in the Japanese Language”

STATEMENT OF INCOME

(From April 1, 2009 to March 31, 2010)

	(in millions of yen)
Net sales		196,735
Cost of sales		177,974

Gross profit		18,762
Selling, general and administrative expenses		19,972

Operating loss		1,210
Other income
Interest and dividend income	13,571
Other-net	2,353	15,924

Other expenses
Interest expense	1,533
Other-net	2,761	4,294

Ordinary income		10,420
Special profits
Gain on extinguishment of tie-in shares	967
Gain on sales of investment securities	1,601	2,568

Special losses
Provision for doubtful receivables account for affiliates	3,425
Loss on contracts	1,000
Environmental expenses	491
Loss from securities revaluation	453	5,369

Income before income taxes		7,619
Income tax – current	-1,847
Income tax – deferred	338	-1,510

Net income		9,129

STATEMENTS OF CHANGES IN NET ASSETS

(From April 1, 2009, to March 31, 2010)

	(in millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus		Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Total Capital Surplus	Legal Reserve of Retained Earnings	Other Retained Earnings	Total Retained Earnings
					Retained Earnings Brought Forward
Balance at March 31, 2009	30,872	23,792	23,792	6,295	23,055	29,350	-1,471	82,543
Changes in the Period
Net Income					9,129	9,129		9,129
Acquisition of Treasury Stock							-28	-28
Disposal of Treasury Stock					-2	-2	4	3
Decrease Due to Transfer of Revaluation Difference on Land					-26	-26		-26
Changes in Items Other Than Stockholders’ Equity in the Period (net)

Total Changes in the Period	—	—	—	—	9,101	9,101	-24	9,078

Balance at March 31, 2010	30,872	23,792	23,792	6,295	32,156	38,451	-1,494	91,621

	Valuation and Translation Adjustment				Total
	Unrealized Holding Gains/Losses on Other Securities	Gains/ Losses on Deferred Hedge	Revaluation Difference on Land	Sub-Total
Balance at March 31, 2009	-569	1,703	40,360	41,494	124,036
Changes in the Period
Net Income					9,129
Acquisition of Treasury Stock					-28
Disposal of Treasury Stock					3
Decrease Due to Transfer of Revaluation Difference on Land					-26
Changes in Items Other Than Stockholders’ Equity in the Period (net)	2,251	-519	26	1,758	1,758

Total Changes in the Period	2,251	-519	26	1,758	10,836

Balance at March 31, 2010	1,681	1,185	40,386	43,252	134,872

Notes to Financial Statements

(Notes regarding matters related to significant accounting policies)

1. Basis and method of asset valuation

(1)	Securities

Equity securities issued by subsidiaries and affiliated companies: At moving-average cost

Other securities:	Those with fair market value: At fair market value on the last day of the fiscal year (Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of the net assets. Realized gain on sale of such securities is computed using the moving-average method.)

Those without fair market value: At cost based on the moving-average method

(2)	Derivatives: At fair market value

(3)	Inventories

Work in process:	At cost based on the specific identification method (The balance sheet amount is computed by making inventory write-downs due to decrease in profitability.)

Finished products, raw materials and supplies:

At cost based on the average method (The balance sheet amount is computed by making inventory write-downs due to decrease in profitability.)

2. Method of depreciation of fixed assets

(1)	Property, plant and equipment (excluding leased assets)

The declining balance method is employed.

The useful life and residual value are determined on the same basis as that of the method provided in the Corporation Tax Act.

However, the buildings (excluding building fixtures) acquired on and after the 1st day of April 1998 are depreciated using the straight-line method.

(2)	Intangible fixed assets (excluding leased assets)

The straight-line method is employed. The amortization period is determined on the same basis as that of the method provided in the Corporation Tax Act.

Software for internal use is depreciated by the straight-line method based on its estimated useful life in the Company (5 years).

(3)	Leased assets

The lease period is used as the useful life and the straight-line method with a residual value of zero is employed.

Of the finance leases other than those by which ownership is considered to pass to the lessees, those which are not significant or those which began on or before the 31st day of March 2008 are accounted for by the method similar to the method of accounting for ordinary lease transactions.

3. Basis for determination of allowances

(1)	Allowance for doubtful receivables

In order to provide for possible losses due to uncollectibility of receivables, such allowance is calculated based on historical collection losses incurred in the past.

Such allowance for accounts receivable with default possibility or in bankruptcy or rehabilitation is booked based on an estimation of the uncollectible amount on a case-by-case basis.

(2)	Allowance for warranty

In order to provide for expenditure for repair work to be performed free of charge after delivery of products, this amount is stated based on the past experience of such repair work actually performed.

(3)	Allowance for losses from business transfer

Allowance for losses from business transfer is provided at an estimated amount to be incurred in the future in connection with the resort development business transferred.

(4)	Allowance for retirement benefits

In order to provide for retirement benefits to be paid to employees, the amount considered to have accrued as at the end of this fiscal year is stated based on the estimated amount of retirement benefit obligations and pension plan assets as at the end of this fiscal year.

The prior service cost is recognized in expenses as incurred by the Company.

The actuarial gains (losses) are recognized in expenses based on the straight-line method over a period within the average remaining service years of employees (12 years) commencing with the next year of the accrual.

(5)	Provision for loss on business of subsidiaries and affiliates

In order to provide for losses expected to be incurred by subsidiaries and affiliates of the Company, allowance for such losses is provided at an estimated amount that the Company will have to pay beyond investments in those companies and loans receivable from them.

4. Standards for recognition of income and expenses

The percentage-of-completion method has been applied for construction work for which the completion of a certain percentage of the entire work is clearly recognizable by the end of this fiscal year (percentage of completion is estimated by the cost proportion method) and the completed-contract method for other contracts.

5. Method of hedge accounting

(1)	Method of hedge accounting

Deferred hedge accounting is employed.

However, with regard to interest-rate swaps that meet the requirements for exceptional accounting (“tokurei-shori”), exceptional accounting is employed.

With regard to forward exchange contracts that meet the requirements for deferral hedge accounting (“furiate-shori”), deferral hedge accounting is employed.

(2)	Means of hedging and hedged items

Means of hedging	Hedged items
Forward exchange contracts	Foreign currency receivables and future transactions in foreign currency
Interest-rate swaps	Loans
Currency options	Foreign currency receivables and future transactions in foreign currency

(3)	Hedging policy

The purpose of hedging activities is to reduce exchange-rate fluctuation risks and interest-rate fluctuation risks in accordance with the “Market Risks Management Rules” made by the Board of Directors, and the Company makes it a rule to observe the real demand principle and not to conduct speculative trading.

(4)	Method of evaluation of effectiveness of hedging

By comparing every six months the total of cash flow fluctuations or market fluctuations of the hedged items and the total of cash flow fluctuations or market fluctuations of the means of hedging and based on the amount of fluctuations in both the hedged items and the means of hedging, the effectiveness of hedging activities is evaluated. However, the evaluation of effectiveness of hedging is omitted for interest-rate swaps for which exceptional accounting is employed.

6. Accounting for consumption tax, etc.

Consumption tax and local consumption tax are accounted for by the tax excluded method.

7. Adoption of consolidated tax payment system

The consolidated tax payment system is adopted.

8. Changes in significant accounting policies

(1)	Adoption of the “Partial Amendment to the Accounting Standard for Retirement Benefits (No. 3)”

Since the fiscal year under review, the “Partial Amendment to the Accounting Standard for Retirement Benefits (No. 3)” (Statement No. 19 issued by the Accounting Standards Board of Japan on July 31, 2008) has been adopted. There is no impact of this change on the operating income, ordinary income and income before income taxes.

(2)	Adoption of the “Accounting Standard for Construction Contracts”

To account for the revenues and costs of subcontracted construction, the percentage-of-completion method had been applied to long-term large-scale construction contracts that met a certain standard, whereas the completed-contract method had been applied to other construction contracts. However, from the fiscal year under review, the “Accounting Standard for Construction Contracts” (ASBJ Statement No. 15 issued on December 27, 2007) and the “Implementation Guidance on the Accounting Standards for Construction Contracts” (ASBJ Guidance No. 18, issued on December 27, 2007) have been applied for construction contracts launched during the fiscal year under review. Based on these guidelines, the percentage-of-completion method was applied for construction work for which the completion of a certain percentage of the entire work is clearly recognizable by the balance sheet date for the year under review (percentage of completion is estimated by the cost proportion method) and the completed-contract method was applied for other contracts.

There is no impact of this change on the operating income, ordinary income and income before income taxes for the year under review.

9. Change in manner of presentation

(1)	Presentation of Short-term loans to affiliated companies (Balance Sheet)

“Short-term loans to affiliated companies” (2,835 million yen for this fiscal year) that was separately presented in the previous fiscal year is included in the “Other current assets” under the section “Current assets” in this fiscal year due to decreased importance of the amount.

(2)	Presentation of Gain on sale of investment securities (Statement of Income)

“Gain on sale of investment securities” that was included in “Other-net” under “Other income” in the previous fiscal year is separately presented in this fiscal year due to increased importance of the amount. Gain on sale of investment securities for the previous fiscal year was 245 million yen.

(Notes to Balance Sheet)

1. Assets pledged and liabilities subject to the pledge

(1) Assets pledged
Buildings	438	(357)	million yen
Structures	471	(471)	million yen
Machinery and equipment	80	(80)	million yen
Tools, furniture and fixtures	4	(4)	million yen
Land	34,264	(34,025)	million yen

Total	35,258	(34,937)	million yen
(2) Liabilities subject to the pledge
Long-term debt due within one year	601	(601)	million yen
Long-term debt	595	(595)	million yen

Total	1,196	(1,196)	million yen

The figures in brackets in the above tables are factory foundation mortgages and liabilities related thereto.

2. Accumulated depreciation of property, plant and equipment: 121,678 million yen

3. Guarantee obligations, etc.

(1)	Obligation to repurchase with the liquidation of notes receivable: 675 million yen
(2)	Guarantee obligations

With regard to borrowings, etc., of other companies from financial institutions, etc., the Company guarantees the obligations.

Sumitomo (S.H.I.) Construction Machinery Co., Ltd.	3,066	(3,066) million yen
Sumitomo Heavy Industries Marine & Engineering Co., Ltd.	2,973	(2,973) million yen
Sumitomo Heavy Industries Engineering & Services Co., Ltd.	2,617	(2,617) million yen
Sumitomo Heavy Industries (Vietnam) Co., Ltd.	2,137	(2,137) million yen
Link-Belt Construction Equipment Company L.P., LLLP	1,861	(1,861) million yen
Sumitomo Heavy Industries Environment Co., Ltd.	1,340	(1,340) million yen
Sumitomo Heavy Industries Techno-Fort Co., Ltd.	1,110	(1,110) million yen
Sumitomo Heavy Industries (Tangshan), Ltd.	946	(946) million yen
Others (9 lenders)	4,582	(4,528) million yen

Total	20,632	(20,578) million yen

The figures in brackets in the above table are the amounts of obligations incurred by the Company. The above figures include guarantee obligations in foreign currencies of 62,313 thousand U.S. dollars (5,798 million yen), 12,405 thousand euro (1,549 million yen) and 54,600 thousand Chinese yuan (745 million yen).

4. Money claims against and debt to affiliated companies

Short-term receivables due from affiliated companies	¥24,002 million
Long-term receivables due from affiliated companies	¥927 million
Short-term payable due to affiliated companies	¥96,307 million
Long-term payable due to affiliated companies	¥673 million

(Notes to Income Statement)

Sales to affiliated companies	¥43,609 million
Purchases from affiliated companies	¥73,324 million
Non-operating transactions with affiliated companies	¥14,481 million

(Notes to Statement of Changes in Net Assets)

Class and number of treasury stock held as of the end of this fiscal year:

Common stock	2,315,778 shares

(Notes regarding Tax Effect Accounting)

Main reasons for the accrual of deferred tax assets are the disallowance of an allowance for retirement benefits and an allowance for warranty, etc. Main reason for the accrual of deferred tax liabilities is land revaluation.

(Notes regarding transactions with related parties)

Attribution	Name of Company, etc.	Percentage of Voting Rights Held	Relationship with the Related Party	Content of Transactions	Transaction Amount	Account Item	Balance at the End of Fiscal Year
Subsidiary	Sumitomo (SHI) Demag Plastics Machinery GmbH	100% directly held	Interlocking officers; manufacture and sale of the Company’s products	Sales of products, etc. Capital increase	519 million yen 6,676 million yen	Accounts receivable, etc. Investments in capital of subsidiaries and affiliates	325 million yen 6,676 million yen

(Notes)

1.	The above transaction amount does not include consumption tax, etc.
2.	Terms of transaction and policy in determining terms of transaction

With respect to loans, interest rate is reasonably determined by taking money market rate into account. Other transactions are conducted upon standard terms commensurate with arm’s length transactions.

3.	With respect to accounts receivable, allowance for doubtful receivables of 325 million yen is posted.

(Notes regarding amounts per share)

(1)	Net asset per share	¥223.52
(2)	Net income per share	¥15.13

(Notes regarding significant subsequent events)

The Company and Nihon Spindle, at each meeting of the Board of Directors held on May 10, 2010, resolved to implement a Stock Swap to convert Nihon Spindle into a wholly owned subsidiary of the Company and the Company the parent company and concluded a Stock Swap arrangement.

The outline of the Stock Swap arrangement is explained in the Notes to Consolidated Financial Statement.

(Other notes)

1. Land revaluation

On March 31, 2002, the Company revalued land used for business operations in accordance with the Act Concerning Land Revaluation (Act No. 34 promulgated on March 31, 1998) and the Act to Amend the Act Concerning Land Revaluation (Act No. 19 promulgated on March 31, 2001).

With respect to the revaluation difference, in accordance with the Act to Amend the Act Concerning Land Revaluation (Act No. 24 promulgated on March 31, 1999), the amount of tax relevant to such revaluation difference was stated in the section of liabilities as “deferred tax liabilities on revaluation difference on land” and the amount of revaluation difference less the amount of such deferred tax liabilities is stated in the section of net assets as “revaluation difference on land.”

Method of revaluation:

While the land value was obtained by making a reasonable adjustment to the appraised amount of property tax as provided in Article 2, Item 3 of the Enforcement Order for the Act Concerning Land Revaluation (Cabinet Order No. 119 promulgated on March 31, 1998), the value of some of the land was obtained based on the licensed real estate appraiser’s appraised value as set forth in Article 2, Item 5 of the Enforcement Order.

Date of revaluation:

March 31, 2002

Difference between the current value of the land

as at the end of this fiscal year and its book value

after revaluation:

-

¥21,137 million

Appropriation of the land revaluation difference to payment of dividends is restricted in accordance with the provisions of Article 158, Item 3 of the Business Accounting Rules.

2. Absorption of SHI Plastics Machinery, Inc.

Under the merger contract concluded on March 30, 2009, the Company’s consolidated subsidiary, SHI Plastics Machinery, Inc., merged with and into the Company as of July 1, 2009.

(1)	Outline of the business combination

1)	Name of the absorbed company:	SHI Plastics Machinery, Inc.

	Description of business:	Sales of plastic injection molding machines and peripheral equipment and related services

2)	Legal form of the corporate merger:

An absorption-type merger with the Company as the surviving company and SHI Plastics Machinery, Inc., as the absorbed company

3)	Name of the company after the merger:	Sumitomo Heavy Industries, Ltd.

4)	Outline of the transaction including the purpose:

The merger was implemented to achieve an integrated management structure for the domestic and overseas sales of injection molding machines and related services.

(2)	Outline of the accounting policies applied

The Accounting Standards for Business Combinations (by the Business Accounting Deliberation Council, issued on October 31, 2003) and the Implementation Guidance on the Accounting Standards for Business Combinations and Business Divestitures (ASBJ Guidance No 10 issued on November 15, 2007) were applied to this transaction upon mutual consent of the Company and SHI Plastics Machinery, Inc.

Proposal No. 2:            [Ommited]